Kathleen H. Moriarty Partner +1 212.836.8276 Direct kathleen.moriarty@apks.com

June 16, 2017

VIA EDGAR

Edward P. Bartz

Senior Counsel

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Syntax ETF Trust - File Nos. 333-215607 and 811-23227

Dear Mr. Bartz:

On behalf of Syntax ETF Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the Trust and the Syntax Stratified LargeCap ETF (the “Fund”).

Blacklined copies of the Amendment have been marked to show changes against the Pre-Effective Amendment No.1 to the Registration Statement filed on March 24, 2017. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the comments provided by you, to the undersigned in oral form (“Comments”), we have responded supplementally below and with the Amendment. In the following discussion, the headings and italicized comments below are intended to correspond to the Comments. Page numbers referenced below are to the pages contained in the marked copy of the Amendment. As we discussed the other day, the client has decided to register only the Fund at this time, so the Amendment has deleted the other 10 funds. Therefore, any comments that you made pertaining to one or more of those funds will not be discussed in this letter or the Amendment.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.apks.com

June 16, 2017

Comment 1: Prior Performance and Audited Financials.

Response:

•	We have been guided by the staff’s interpretation of the MassMutual no-action letter regarding prior performance of the predecessor fund of the Fund and the Amendment therefore shows the performance only as of January 1, 2015. Please see page 7.
•	The audited financials of the Fund will comply with Form S-X and contain financial highlights and a list of all securities held during that time. The audited financials will be provided in a subsequent pre-effective amendment.

Comment 2: Please include an affirmative Statement that the SEC performance disclosure methodology has been used, and then follow up with the caveat.

Response:

•	The Amendment includes an affirmative statement that the SEC performance disclosure methodology has been used, and then explains that it was not calculated on a share basis since it was an LP and not a corporation. Please see page 5.

Comment 3: Please provide the Index Methodology to the Staff

Response:

•	The Index Methodology is being provided to the Staff separately via Federal Express with a FOIA Confidential Treatment Request.

Comment 4: Include the term “stratified weights” in the principal investment strategy for the Fund’s summary prospectus and also on page 77 of the prior draft.

Response:

•	The term “stratified weights” has been included on page 4 and page 9 of the prospectus.

If you have any questions or comments in connection with the foregoing, please do not hesitate to call me at (212) 836-8276, or send me an e-mail message at kathleen.moriarty@ apks.com.

Very truly yours,

/s/ Kathleen H. Moriarty

Kathleen H. Moriarty
Partner